Exhibit 99.(g)(10)

AMENDMENT TO THE

GLOBAL CUSTODIAL SERVICES AGREEMENT

THIS AMENDMENT made as of August 18, 2020 (“Amendment”) to that certain Global Custodial Services Agreement dated as of June 9, 2015 (“Agreement”), by and between Boston Trust Walden Funds (f/k/a The Boston Trust and Walden Funds) (“Trust”) organized under the laws of Massachusetts on behalf of each series of the Trust listed on Schedule 1 of the Agreement as amended from time to time (each, a “Fund” and with the Trust collectively, the “Client”) and Citibank, N.A. acting through its offices located in New York (“Custodian”, and with the Client, referred to herein individually as “Party” and collectively as “Parties”).  All capitalized terms used but not defined herein shall have the meaning given to them in the Agreement.

WHEREAS, the Custodian provides global custodial services to the Client pursuant to the Agreement;

WHEREAS, the Parties wish to amend Schedule 1 of the Agreement pursuant to this Amendment to reflect the name change and re-designation of the Trust’s series “Walden International Equity Fund” to “Boston Trust Walden International Equity Fund” effective September 30, 2020.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1.             Amendment to Schedule 1 of the Agreement.

Effective September 30, 2020, Schedule 1 of the Agreement is hereby deleted in its entirety and replaced with the Schedule 1 attached to the end of this Amendment.

2.             Representations and Warranties.

(a)         Each Party represents and warrants to the other that it has full power and authority to enter into and perform this Amendment, that this Amendment has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

(b)         The Client represents that it has provided this Amendment to the Board.

3.             Miscellaneous.

(a)         This Amendment supplements and amends the Agreement.  The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b)         Each reference to the Agreement in the Agreement and in every other agreement, contract or instrument to which the Parties are bound, shall hereafter be construed as a reference to the Agreement as separately amended by this Amendment.  Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect.  No amendment or modification to this Amendment shall be valid unless made in writing and executed by each Party hereto.

(c)          Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d)         This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

Boston Trust Walden Funds		Citibank, N.A.

By:	/s/ Lucia Santini	By:	/s/ Dominic Crowe

Name:	Lucia Santini	Name:	Dominic Crowe

Title:	President	Title:	Managing Director

Date:	August 18, 2020	Date:	August 20, 2020

FUND SCHEDULE I

To the Global Custodial Services Agreement dated June 9, 2015

Boston Trust Walden International Equity Fund